UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2003

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file Number 1-12804
MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST
(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST
Index of Financial Statements and Exhibits

Item

Independent Auditors’ Report

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Schedule H, Line 4(a); Schedule of Delinquent Participant Contributions

Schedule H, Line 4(i); Schedule of Assets (Held at End of Year)
Signature

Exhibit 23 – Consent of Mayer Hoffman McCann P.C., Independent Auditors

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

Financial Statements
And
Supplemental Schedules

December 31, 2003 and 2002

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of

Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of

Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust

at December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management, and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 18, 2004
Phoenix, Arizona

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value	$4,542,333	$3,131,097
Participant loans	169,650	113,053

Subtotal assets	4,711,983	3,244,150
Contributions receivable:
Participants	36,352	—
Employer	15,377	—

Total assets	4,763,712	3,244,150

Liabilities
Excess employee deferrals	—	25,012

Net Assets Available for Benefits	$4,763,712	$3,219,138

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income (loss):
Net appreciation in fair value of investments	$762,484
Interest and dividends	36,139

Total investment income	798,623

Contributions
Participant	887,633
Company discretionary contributions	76,597
Rollover	3,534

Total contributions	967,764

Total additions	1,766,387
Deductions from net assets attributed to:
Benefits paid to participants	221,813

Net increase in net assets available for benefits	1,544,574
Net assets available for benefits:
Beginning of year	3,219,138

End of year	$763,712

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is only a general description of the Mobile Mini, Inc. 401 (k) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee The Plan has engaged Putnam Fiduciary Trust Company (the “Trustee”) to provide recordkeeping, custodial and administrative services to the Plan and all Plan assets are held in trust with the Trustee.

Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 560 and 530 participants in the Plan as of December 31, 2003 and 2002, respectively.

Contributions Participants may contribute up to 15% of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Services (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches, at its sole discretion, an annual profit sharing contribution of up to $500 per Participant. Participant contributions and Company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts Separate accounts are maintained for each Participant; and each Participant’s account is credited with the Participant’s contribution, an allocation of the Company discretionary contribution, and Plan income (loss) and forfeitures of terminated Participants’ non-vested accounts. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.

As of December 31, 2003, each Participant may elect to have his or her contributions invested in any one or any combination of seven investment funds. These funds include:

Putnam American Government Income Fund which invests in a wide array of government securities, many of which are backed by the full faith and credit of the U.S. Government.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Putnam Asset Allocation Fund which provides diversification to reduce risk by spreading assets across multiple asset classes and offers investors a flexible investment strategy that seeks strong returns over time.

Putnam International Growth Fund which is designed to serve investors seeking broad international exposure by investing in large and midsize companies in developed markets that offer a combination of growth potential and attractive stock prices.

Putnam Money Market Fund which is designed to provide dividends from a high-quality portfolio of short-term investments consistent with preservation of capital, maintenance of liquidity and stability of principal.

George Putnam Fund of Boston which pursues a balanced investment strategy that combines value stocks with bonds by providing capital growth and current income.

Putnam Investors Fund which targets companies believed to offer strong long-term growth potential and invests primarily in stocks of large, well-established companies from a broad range of industries.

Mobile Mini Stock Fund which invests in the common stock of Mobile Mini, Inc.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Forfeitures are used to reduce the Company’s discretionary contributions and are allocated to participants based on their proportionate account balances in relation to the Plan. For the year ended December 31, 2003 and 2002, forfeitures were $3,246 and $4,551 respectively.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2003, the Company assumed all Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2003 and 2002 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2003, participant loans carried interest rates ranging from 5.00% to 10.50%, with maturities of ten years or less. Principal and interest is paid ratably through payroll deductions.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 — Significant Accounting Policies:

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2003 and 2002, respectively, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2003. Actual results could differ from those estimates.

Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.

Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by Putnam Investments at December 31, 2003 and 2002, respectively, based on net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.

Benefits Benefits are recorded when paid.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 3 — Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2003 and 2002:

	2003		2002
Putnam American Government Income Fund	$120,288		$90,885
Putnam Asset Allocation Fund	159,162		93,395
Putnam International Growth Fund	721,784	*	402,760	*
Putnam Money Market Fund	246,825	*	210,362	*
George Putnam Fund of Boston	918,937	*	656,965	*
Putnam Investors Fund	935,599	*	593,786	*
Loan Fund	169,650		113,053

	3,272,245		2,161,206

Company Stock
Participant-directed	1,054,222		818,027
Nonparticipant-directed	385,516		264,917

Total company stock	1,439,738	*	1,082,944	*

	$4,711,983		$3,244,150

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $762,484 as follows:

2003
Company Stock	$307,893
Mutual Funds	454,591

$762,484

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 4 – Nonparticipant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments for the year ended December 31, 2003 is presented as follows:

2003
Changes in nonparticipant-directed net assets:
Investment income	$75,359
Benefits paid	(19,226)
Company discretionary contributions	64,466

Increase in net assets	120,599
Net assets invested in Company stock:
Beginning of year	264,917

End of year	$385,516

Note 5 – Excess Employee Deferrals

The Plan successfully passed non-discrimination tests in accordance with the regulations during the 2003 Plan year. Accordingly, no amounts were accrued to be refunded to participants at December 31, 2003.

The Plan failed to meet non-discrimination tests in accordance with the regulations during the 2002 Plan year and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2002 and refunded in 2003 was $25,012.

Note 6 – Tax Status of the Plan

The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the determination letter issued by the IRS to the Trustee. These letters stated the Plan, as designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 7 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee, which provides recordkeeping, custodial and administrative services to the Plan. In addition, the Plan holds as an investment in Mobile Mini, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The entire 2003 employer discretionary contribution was invested in Mobile Mini, Inc. common stock.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 8 — Reconciliation of Form 5500

The following is a reconciliation of benefits paid between the financial statements and the Form 5500:

2003
Benefits paid to participants per the financial statements	$221,813
Less deemed distribution of participant loans	8,699

Benefits paid to participants per the Form 5500	$213,114

Note 9 – Subsequent Event

Effective March 1, 2004, two additional funds were added to the Plan for participants to further diversify their investment options. The following funds were added to the Plan

Artisian International Fund which invests with diversified exposure to the International equity markets, across capitalizations and regions with a focus on well-managed growth companies.

Oakmark Fund which seeks long-term capital appreciation by investing primarily in common stock of U.S. value companies.

In addition, the Company has executed a Letter of Commitment with American Funds Distributors, Inc. to perform recordkeeping, custodial and administrative services to the Plan. The Company is currently in process of converting the Plan from the Trustee to American Funds Distributors, Inc. It is anticipated the Plan will be fully converted by the end of the third quarter of 2004. There are no other significant changes to Plan provisions other than the change in Trustee.

SUPPLEMENTAL SCHEDULES

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001

Schedule H, Line 4(a); Schedule of Delinquent Participant Contributions
As of December 31, 2003

Participant Contributions and Loan	Total that Constitutes Nonexempt
Payments Transferred Late to the Plan	Prohibited Transactions

$3,275	$3,275
$33,795	$33,795
$34,443	$34,443

See Independent Auditors’ Report

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year
As of December 31, 2003

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,			(e) Current
(a)	or similar party	par or maturity value	(d) Cost		Value
*	Putnam	American Government Income Fund	$	***	$120,288
*	Putnam	Asset Allocation Fund		***	159,162
*	Putnam	International Growth Fund		***	721,784
*	Putnam	Money Market Fund		***	246,825
*	Putnam	George Putnam Fund of Boston		***	918,937
*	Putnam	Investors Fund		***	935,599
**	Mobile Mini, Inc.	Common stock of Plan Sponsor		1,216,611	1,439,738
**	Participant loans	Various rates of interest ranging from 5.00% to 10.50%, maturing within ten years, and collateralized by the participant’s account balance.			169,650

					$4,711,983

*	- A Trustee for the Plan, therefore a party-in-interest for which a statutory exemption exists.

**	- Investment qualifies as a party-in-interest for the Plan.

***	- Investments are participant-directed, therefore disclosure of cost is not required.

See Independent Auditors’ Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST

(Full Title of the Plan)

Date: June 23, 2004	By:	/s/ Larry Trachtenberg

Larry Trachtenberg
Executive Vice President,
Chief Financial Officer of Mobile Mini, Inc.